March 2, 2011

Terence O’ Brien
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-4631

Re: Valcent Products Inc.
      File No. 0-30858

Dear Mr. O’Brien:

I am receipt of your letter dated February 3, 2011 requesting some additional information and explanation on some of our disclosure in our Form 20-F for the fiscal Year Ended March 31, 2010. You letter initially gave us ten business days to respond. I subsequently spoke with Tracey Houser of your office and she gave us an extension to March 4, 2011.

Today I spoke with Al Pavot of your office and requested another two weeks from the March 04, 2011 until March 18, 2011. He then requested I formally present my request to the SEC with the reasons why we require another extension which are listed below:

•
The Company has just recently hired a new CEO, COO and I as the CFO. The new management team requires this extension so they can properly address your requests. Unfortunately there is no continuity from the old management team to the new management team.

•
You have requested certain information which will require us to go back to our previous auditors to obtain there rational on why they treated some of the issues you have asked in regard to our 2009 year end.

It is for these reasons we need more time to adequately respond to your requests.

Please confirm your acceptance of this latest request by return email (jhamilton@valcent.net) or fax # 604-606-7980. You can also reach me on my direct line 604-606-7989.

Sincerely,
Valcent Products Inc.

/s/ John N. Hamilton
John N. Hamilton, CFO